ALBERTA COMPLIANCE SERVICES INC.

February 26, 2002

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: International Health Partners Inc. (formerly Canadian Dental Partners Inc.)
File No. 82-4868

Please accept for filing the following documents that include information required to be made public:

1. Form 20 dated December 12, 2001
2. News Release dated December 5, 2001
3. News Release dated January 28, 2002
4. Annual Information Form dated November 17, 2001

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Sherri Van Ham
Associate

dlw 3/20

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

08-4868

ALBERTA SECURITIES COMMISSION - EDM

FEB 12 2002

ACTIVITY NO.

FILE NO.

DOC TYPE/NO.

I.D. NO.

"PUBLIC"

A·S·C
ALBERTA·SECURITIES·COMMISSION

Form 20

REPORT UNDER SECTION 108(1) OF THE *SECURITIES ACT* OF A TRADE MADE UNDER SECTION 107(1)(a), (b), (c), (d), (l), (m), (p), (q), (t), (t.1), (u) OR (z) OF THE *SECURITIES ACT* OR SECTION 122(b) OR (d) OF THE *ALBERTA SECURITIES COMMISSION RULES*.

NOTE: Circle statutory exemption or exemptions relied on. This report is not required if a bank to which the *Bank Act* (Canada) applies or a trust company registered under the *Trust Companies Act* acquires from a customer an evidence of indebtedness of the customer or an equity investment in the customer, acquired concurrently with an evidence of indebtedness.

ALBERTA SECURITIES COMMISSION

ACTIVITY NO. 1409927

FILE NO. B 70090

DOC. TYPE/NO. 2643091

I.D. NO. 1037682

1. Full name and address of the Vendor.
   International Health partners Inc.
   501, 501 - 18 Avenue SW, Calgary, AB T2S 0C7

2. Name and address of the issuer of the security traded and description of the security.
   same as above

3. Date of trade(s).
   November 30, 2001

3752 888 02/02/11CHEQUE-C% 100.0
10:37

4. Amount or Number of Securities purchased.
   700,000 units, each unit consists of one common share and one share purchase warrant

5. The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a reduced hold period under the SHAIF System and will provide the certified list to security holders who acquired securities pursuant to the prospectus exemptions in sections 107(1)(p) or (q) of the Act.

6. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

not applicable

---

7. State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.

$94,500

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary this 12 day of, December 2001

Alberta Compliance Services Inc.

(name of vendor or agent - please print)

Joan Moody

Signature

agent

(official capacity - please print)

Joan Moody

(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

INSTRUCTIONS:

1. In answer to question 5 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting.
2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross referenced to the relevant item and properly identified and signed by the person whose signature appears on the report.
3. Please file this report in duplicate with the required fee. Cheques are payable to the Alberta Securities Commission.

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE *ALBERTA SECURITIES COMMISSION RULES* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE *SECURITIES REGULATION* AND THE *ALBERTA SECURITIES COMMISSION RULES* SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE MAY RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

02-4060

PRESS Release

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release
Date: December 5, 2001

Trading Symbol: IHP - CDNX
Shares Outstanding: 6,909,774
Press Release #01-10

International Health Partners Inc. Announces Improved 1st Quarter Financial Results

CALGARY, ALBERTA—International Health Partners Inc. ("IHP" or the "Company") announced improved 1st quarter financial results for the fiscal period ended September 30, 2001.

Total revenue in the first quarter ending September 30, 2001 increased by approximately 272% to $1,153,435 from $423,071 in the same quarter ended September 30, 2000. This increase in revenue represents recently completed acquisitions as well as some of the proposed increased efficiencies resulting from moving our administrative offices to Edmonton, Alberta.

Mr. David McQuaig, President and Chief Financial Officer, states, "We are extremely pleased with these results and start the year being cash flow positive. While the Company experienced a net loss of $54,724 this amount was attributable to a depreciation charge of $62,873. We will continue with our strategy of acquiring only cash flow positive practices and striving to become the leader in the practice management field in Canada. Our organization has attained the critical mass necessary to produce future profits and ensure that profits from future acquisitions will flow straight to the bottom line"

International Health Partners Inc. is a medical and dental "Practice Management Company" ("PMC") in the business of evaluating and consolidating medical & dental clinics. The Company operates a chain of modern health facilities that provide primary medical and dental services in the province of Alberta. By consolidating small private operations into a growing corporate structure the organization realizes increasing economies due to consolidation of non-clinical administration, shared infrastructure, efficient deployment of human resources, as well as bulk discounts for supplies and services. Within this environment the medical/dental professional is able to focus strictly on patient care, while both the organization and the professional benefit from increasing revenues and improved operating margins.

On Behalf of the Board of Directors
INTERNATIONAL HEALTH PARTNERS INC.

"SIGNED"

David McQuaig, President, CFO, and Director

Investor inquiries please call toll-free at 1-877-664-6663 - or visit our website www.IHP.ca - or e-mail to Investor@IHP.ca